As filed with the Securities and Exchange Commission on June   , 1998
                                                     REGISTRATION No. 333-

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        GENERAL GROWTH PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)


                       Delaware                      42-1283895
            (State or other jurisdiction of      (I.R.S. Employer
            incorporation or organization)       Identification No.)


                            110 NORTH WACKER DRIVE
                           CHICAGO, ILLINOIS 60606
                                (312) 960-5000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                             Mr. MATTHEW BUCKSBAUM
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        GENERAL GROWTH PROPERTIES, INC.
                             110 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 960-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                with copies to:
                          MARSHALL E. EISENBERG, ESQ.
                            NEAL, GERBER & EISENBERG
                           TWO NORTH LASALLE STREET
                           CHICAGO, ILLINOIS 60602
                                (312) 269-8000


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the Registration Statement becomes effective.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE


                                             Proposed
                                             Maximum
Title of Each Class of                       Aggregate         Amount of
Securities to be Registered                  Offering Price(1) Registration Fee

Common Stock, par value $.10 per share.......$12,616,852        $3,722


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) for the purpose of computing the amount of registration fee based upon the average of the high and low prices of the Common Stock as reported on the New York Stock Exchange on June 25, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                SUBJECT TO COMPLETION, DATED JUNE 29, 1998

PROSPECTUS
                                 353,537 Shares
                        GENERAL GROWTH PROPERTIES, INC.
                                  Common Stock
                           (par value $.10 per share)

This Prospectus relates to the issuance by General Growth Properties, Inc., a Delaware corporation (the "Company"), of up to 353,537 shares (the "Redemption Shares") of common stock, par value $.10 per share (the "Common Stock"), of the Company if and to the extent that the holders of up to 353,537 limited partnership units (the "Units") in GGP Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which the Company is the sole general partner, tender such Units for redemption and the Company elects to deliver Redemption Shares. Such Units were issued in connection with the June 19, 1997 transaction in which CA Southlake Investors, Ltd., a Georgia limited partnership (the "Contributor"), conveyed (or caused to be conveyed) to the Operating Partnership all of the partnership interests in Southlake Retail Venture, a Georgia general partnership, which owned Southlake Mall in Morrow (Atlanta), Georgia (the "Mall"), in exchange for Units and other consideration (the "Southlake Acquisition"). In connection with the Southlake Acquisition, the Company, the Operating Partnership and the Contributor entered into the Redemption Rights Agreement, dated June 19, 1997 (the "Redemption Rights Agreement"), which sets forth the terms and conditions under which the Units received by the Contributor may be redeemed for cash, or, at the election of the Company, in its sole and absolute discretion, Redemption Shares or cash. The Company has registered the Redemption Shares under the Securities Act of 1933, as amended (the "Securities Act"), as required under the terms of the Redemption Rights Agreement, to provide the holders of the Redemption Shares with freely traceable securities, but such registration does not provide any assurance that any of the Redemption Shares will be issued by the Company upon redemption of the Units or thereafter offered or sold by the holders thereof.

The Company will not receive any cash proceeds from the issuance of the Redemption Shares to holders of Units tendered for redemption; however, it will acquire Units in the Operating Partnership in exchange for Redemption Shares that the Company may issue to holders of Units pursuant to this Prospectus. With each such acquisition, the Company's interest in the Operating Partnership will increase.

The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GGP". The last reported sale price of the Common Stock on the NYSE on June 25, 1998, was $35.69 per share.

The Redemption Shares are subject to certain restrictions on ownership designed to preserve the Company's status as a real estate investment trust ("REIT") for Federal income tax purposes. See "Description of Common Stock."

         SEE "REDEMPTION OF UNITS--TAX CONSEQUENCES OF REDEMPTION" AND
          "--POTENTIAL CHANGE IN INVESTMENT UPON REDEMPTION OF UNITS"
                    FOR A DISCUSSION OF CERTAIN POTENTIALLY
          MATERIAL CONSEQUENCES ASSOCIATED WITH A REDEMPTION OF UNITS.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                   The date of this Prospectus is       1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http //www.sec.gov. The Company's Common Stock is listed on the NYSE and such reports, proxy statements and other information also can be inspected at the offices of the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are in summary form and therefore are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Room of the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference and are made a part hereof:
     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997, dated March 31, 1998 (the "Company 10-K");
     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by Form 10-Q/A dated May 21, 1998;
     3. Current Report on Form 8-K dated May 26, 1998, as amended by Form 8-K/A dated June 2, 1998;
     4. Current Report on Form 8-K dated June 4, 1998;
     5. Current Report on Form 8-K dated June 17, 1998;
     6. The portions of the Company's Proxy Statement for its 1998 Annual Meeting of Stockholders that have been incorporated by reference into the Company 10-K; and

     7. The description of the Company's Common Stock which is contained in the Registration Statement on Form 8-A filed by the Company with the Commission on January 12, 1993, pursuant to Section 12(b) of the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to such information which are not specifically incorporated by reference into such information). Requests for such information should be directed to General Growth Properties, Inc., 110 North Wacker, Chicago, IL 60606, Attention: Director of Investor Relations, Telephone (312) 960-5000.

                           FORWARD LOOKING STATEMENTS

     This Prospectus and those documents incorporated by reference herein contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements include those statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (a) changes in the general economic climate, (b) local conditions, (c) conditions of tenants, (d) competition, (e) increased operating costs and interest expense, (f) changes in taxation or zoning laws, (g) governmental regulations, (h) failure of the Company to continue to qualify as a REIT, (i) availability of financing in the amounts or on acceptable terms and (j) potential liability under environmental or other laws or regulations.

                                  THE COMPANY

     The Company is a self-administered and self-managed real estate investment trust ("REIT") that owns, operates, acquires, develops, expands, finances and manages enclosed mall shopping centers in major and middle markets throughout the United States. The Company was organized in 1986 to continue and expand the business of the Bucksbaum family, which has been engaged in the shopping center business since 1954.

     As of June 23, 1998, the Company owned or had an ownership interest in 73 enclosed mall shopping centers with approximately 60.8 million square feet of gross retail space, including anchor stores, freestanding stores and mall tenant areas ("GLA"), located in 35 states. Specifically, the Company owned:
(i) 100% of 45 enclosed mall shopping centers; (ii) 51% of the outstanding common stock of GGP/Ivanhoe, Inc., a Delaware corporation that has qualified as a REIT for federal income tax purposes ("GGP/lvanhoe") which owned 100% of two enclosed mall shopping centers; (iii) 50% of each of two enclosed mall shopping centers; (iv) approximately 38% of the outstanding common stock of GGP/Homart, Inc., a Delaware corporation that has qualified as a REIT for federal income tax purposes ("GGP/Homart") which owned interests in 24 enclosed mall shopping centers; and (v) a 100% non-voting preferred stock interest (representing 95% of the equity interest) in General Growth Management, Inc. ("GGMI") (the voting common stock of GGMI (representing 5% of the equity interest in GGMI) is held by certain employees of GGMI (who are also officers of the Company)). As of the same date, the Company owned 100% of the Preferred Units (as defined below) and an approximate 65% general partnership interest in the Operating Partnership. The approximate 35% minority interest in the Operating Partnership which remains is held by limited partners (the "Limited Partners") in the form of Units. See "Summary of the Partnership Agreement." Such Limited Partners include a partnership comprised of trusts for the benefit of members of the Bucksbaum Family and subsequent contributors of properties to the Company.

     The Company has qualified as a REIT for federal income tax purposes. In order to maintain such qualification, the Company is required to distribute at least 95% of its REIT taxable income (as computed without regard to net capital gains or the dividends-paid deduction) and its net income (after tax) from foreclosure property each year. Dividends on any Preferred Stock including, without limitation, the PIERS (as defined below), would be included as distributions for this purpose.

     The Company is incorporated under the LAWS OF THE State of Delaware. Its principal executive offices are located at 110 North Wacker, Chicago, IL 60606, its telephone number is (312) 960-5000 and its website address is http://www.generalgrowth.com.

     All references to the "Company" in this Prospectus include the Company and those entities owned or controlled by the company (including the Operating Partnership), unless the context indicates otherwise.

                              RECENT DEVELOPMENTS

PROPERTY ACQUISITIONS

     Since January I, 1998, the Company, in four separate transactions, has acquired or entered into definitive agreements to acquire a total of 16 enclosed mall shopping centers located throughout the United States for aggregate consideration in excess of $1.6 billion. These transactions include the following:

     Northbrook Court and Southwest Plaza Transactions. On May 8, 1998, two Delaware limited liability companies, the sole members of which are the Operating Partnership and the Company, acquired from Grosvenor International (Westcoast Estates) Limited, a California corporation, and P.I.C. Investments, a Nevada corporation, in a negotiated arms-length transaction 100% of the partnership interests in the partnership which owns Northbrook Court, an enclosed mall shopping center located in Northbrook (Chicago), Illinois. The purchase price for the partnership interests was paid in cash from borrowings under the Company's line of credit.

     Northbrook Court opened in 1976 and was renovated and expanded in 1995 and 1996. It is a two-level mall containing approximately one million square feet of GLA. The center is anchored by Neiman Marcus, Lord & Taylor, Marshall Field's and a General Cinema theater. The center, which has an additional 362,000 square feet of mall shop space, is currently 88% occupied.

     On April 2, 1998, two Delaware limited liability companies, the sole members of which are the Operating Partnership and the Company, acquired from Southwest Properties Venture, a Colorado joint venture, in a negotiated arms-length transaction 100% of Southwest Plaza, an enclosed mall shopping center located outside of Denver, Colorado. The purchase price consisted of cash from borrowings under the Company's line of credit, redeemable units of limited partnership interest in the Operating Partnership and the assumption of certain indebtedness.

     Southwest Plaza opened in 1983 and was renovated in 1994 and 1995. It is a two-level mall of approximately 1.3 million square feet of GLA. The center is anchored by Joslin's, Foley's Sears, JC Penney and Montgomery Ward. The mall has an additional 438,000 square feet of mall shop space, a 100,000 square foot

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

freestanding Target store and two office buildings totaling approximately 92,000 square feet. The center is currently 83% occupied.

     The aggregate purchase price paid for Southwest Plaza and Northbrook Court was approximately $261 million.

     The MEPC Transaction. On June 2, 1998, the Company acquired in a negotiated arms-length transaction the U.S. retail property portfolio (the "MEPC Portfolio") of MEPC plc, a United Kingdom based real estate company ("MEPC"), through the purchase of the stock of the three U.S. subsidiaries of MEPC that directly or indirectly own the MEPC Portfolio (the "MEPC U.S. Subsidiaries"). The stock of the MEPC U.S. Subsidiaries was acquired by a newly formed corporate subsidiary of the Company that will elect to be taxed as a REIT. The Company acquired the MEPC Portfolio for approximately $871 million (less certain adjustments for tenant allowances, construction costs, MEPC U.S. Subsidiary liabilities and other items). The Company borrowed approximately $830 million from Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc. to finance the purchase price for the stock, which was paid in cash at closing. The Company repaid approximately $217 million of the loan on June 10, 1998 with a portion of the net proceeds of the Company's recent public offering of Depositary Shares (as defined below). The loan initially bears interest at the rate of 6.56% per annum, which rate will be adjusted monthly to equal LIBOR plus 0.9%. The loan is secured by the MEPC Portfolio and will mature on June 1, 1999. The MEPC Portfolio consists of eight enclosed mall shopping centers: the Apache Mall in Rochester, Minnesota, the Boulevard Mall in Las Vegas, Nevada, the Cumberland Mall in Atlanta, Georgia, the McCreless Mall in San Antonio, Texas, the Northridge Fashion Center in Northridge (Los Angeles) California, the Regency Square Mall in Jacksonville, Florida, the Riverlands Shopping center in LaPlace, Louisiana and the Valley Plaza Mall in Bakersfield, California. The MEPC Portfolio is comprised of approximately 7.7 million square feet of GLA. The mall store and freestanding store portions of the MEPC Portfolio are currently 87% leased.

     The USPPI Transaction. On May 14, 1998, the Company entered into a definitive merger agreement with USPPI, pursuant to which the Company has agreed to acquire USPPI through the merger of a subsidiary of the Company with and into USPPI. The Company has reached agreement with a joint venture partner pursuant to which the joint venture partner will acquire 49% of the common stock to be acquired by the Company pursuant to the merger agreement and the Company will acquire the remainder of the common stock. The aggregate purchase price to be paid under the merger agreement is approximately $625 million
(less certain adjustments, including a credit of approximately $65 million for outstanding mortgage indebtedness and accrued interest thereon). USPPI and its subsidiaries own (or will at closing own): (i) the Landmark Mall (Alexandria, Virginia); (ii) the Mayfair Mall and adjacent office buildings (Wauwatosa, Wisconsin); (iii) the Meadows Mall (Las Vegas, Nevada); (iv) the Northgate Mall (Chattanooga, Tennessee); (v) Oglethorpe Mall (Savannah, Georgia); and (vi) the Park City Center (Lancaster, Pennsylvania). Subject to the satisfaction of customary closing conditions, the USPPI merger transaction is expected to close during the second quarter of 1998.

     The enclosed mall shopping centers included in the USPPI Portfolio contain approximately 5.9 million square feet of retail GLA. The mall store and freestanding store portions of the USPPI portfolio are currently approximately 88% leased.

                                 CAPITAL STOCK

GENERAL

      The authorized capital stock of the Company consists of 210,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $100 per share (the "Preferred Stock", and together with the

Common Stock, the "Capital Stock"). The following summary description of the Capital Stock of the Company does not purport to be complete and is qualified by reference to the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), the Certificate of Designations, Preferences and Rights relating to the PIERS (the "Certificate of Designations"), which was filed by the Company on June 4, 1998 on Form 8-K and any other certificate of designation which will be filed with the Commission in connection with any other offering of preferred stock.

     As of June 23, 1998, 35,896,572 shares of Common Stock were issued and outstanding. As of the same date, 12,000,000 depositary shares (the "Depositary Shares"), each representing 1/40 of a share of 7.25% Preferred Income Equity Redeemable Stock, Series A, par value $100 per share ("PIERS"), of the Company were issued and outstanding and an additional 1,800,000 Depositary Shares are expected to be issued on or about June 29, 1998. In addition, as of such date, there were 19,135,430 Units outstanding, 353,537 of which were issued in connection with the Southlake Acquisition. The Company's Common Stock is listed on the NYSE under the symbol "GOP" and the Depositary Shares are listed on the NYSE under the symbol "GGPPrA."

DESCRIPTION OF COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including elections of directors, and, except as otherwise required by law or provided in the Certificate of Designations and any resolution adopted by the Board of Directors with respect to any series of Preferred Stock subsequently established, exclusively possess all voting power. The Certificate does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock (including the PIERS), the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor and upon liquidation are entitled to receive pro rata all assets of the REIT available for distribution to such holders. All shares of Common Stock offered hereby, upon issuance to holders of Units tendered for redemption, will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

DESCRIPTION OF PIERS AND DEPOSITARY SHARES

     Each owner of a Depositary Share is entitled to its pro rata share of all the rights and preferences of the PIERS represented thereby. The following is a brief description of the dividend, voting, conversion, redemption and liquidation rights, preferences and privileges applicable to the PIERS.

     Dividends. Dividends on the PIERS are cumulative from the date of original issue and are payable in arrears quarterly on or about the fifteenth day of January, April, July and October of each year, commencing on October 15, 1998, in an amount per PIERS equal to the greater of (i) 7.25% of the liquidation preference per annum (equivalent to $1.8125 per annum per Depositary Share) and (ii) the cash dividends paid or payable (determined on each of the dividend payment dates for the PIERS) on that number of shares of Common Stock equal to the number of shares of Common Stock (or portion thereof) into which a PIERS is convertible. Dividends will accumulate whether or not the Company has sufficient earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

     Liquidation Preference and Conversion Rights. The PIERS have a liquidation preference of $1,000.00 per PIERS (equivalent to $25.00 per Depositary Share), plus a proportionate amount equal to accrued and unpaid dividends on the PIERS (whether or not earned or declared).

     The PIERS are convertible at any time, in whole or in part at the option of the holder, unless previously redeemed, into shares of Common Stock, at an initial conversion price of $39.70 per share of Common Stock (equivalent to a conversion rate of .6297 shares of Common Stock per Depositary Share) (the "Conversion Price"), subject to adjustment in certain circumstances.

     Redemption. Except in certain circumstances relating to the preservation of the Company's status as a REIT for federal income tax purposes, the PIERS and the Depositary Shares representing such PIERS are not redeemable prior to July 15, 2003. Under certain circumstances, on and after July 15, 2003, the PIERS and the Depositary Shares representing such PIERS may be redeemed by the Company, in whole or in part, at the option of the Company, for such number of shares of Common Stock as are issuable at the Conversion Price (the "Stock Redemption Right") (equivalent initially to a conversion rate of .6297 shares of Common Stock per Depositary Share). In addition, on or after July 15, 2003, the PIERS and the Depositary Shares may be redeemed at the option of the Company, in whole or in part, initially at $1,032.22 per PIERS (equivalent to $25.8055 per Depositary Share) and thereafter at prices declining to $1,000.00 per PIERS (equivalent to a price of $25.00 per Depositary Share) on and after July 15, 2007, plus in each case accrued and unpaid dividends, if any, to the redemption date.

     The PIERS and the Depositary Shares are subject to mandatory redemption on July 15, 2008, at a price of $1,000.00 per PIERS (equivalent to a price of $25.00 per Depositary Share), plus accrued and unpaid dividends, if any, to the redemption date.

     Ranking and Voting Rights. The PIERS will rank senior to the Common Stock as to priority for receiving dividends and amounts upon liquidation, dissolution or winding-up of the Company. Holders of PIERS do not generally have any voting rights, except as provided by applicable law. If dividends on the PIERS are in arrears for six or more quarterly periods, holders of the PIERS (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Board of Directors until all dividend arrearages are eliminated.

RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

     For the Company to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"): (a) not more than 50% in value of its outstanding Capital Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of a taxable year; (b) the Capital Stock must be beneficially owned (without regard to any rules of attribution of ownership) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and (c) certain percentages of the REIT's gross income must be from particular activities. Accordingly, the Certificate contains provisions, subject to certain exceptions, which limit the number of shares of Capital Stock that may be owned by any stockholder (the "Ownership Limit").

     The Ownership Limit provides that, subject to certain exceptions specified in the Certificate, no stockholder (other than Martin Bucksbaum, Matthew Bucksbaum, their families and related trusts (collectively, the "Bucksbaums") and the International Business Machines Retirement Plan (the "IBM Retirement Plan")) may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than the Ownership Limit. The Ownership Limit was originally set at 6.5% of the outstanding Capital Stock, and was increased to 7.5% of the value of the outstanding Capital Stock as a result of legislation passed in 1993. The Board of Directors is authorized to further increase the Ownership Limit to not more than 9.8%. The Bucksbaums and the IBM Retirement Plan are each permitted by the Certificate to exceed the Ownership Limit and currently the Bucksbaums exceed such limit. The Ownership Limit provides that the Bucksbaums may

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

acquire additional shares pursuant to certain rights granted to them in connection with the Company's initial public offering, which rights are described more fully below, or from other sources so long as the acquisition does not result in the five largest beneficial owners of Capital Stock holding more than 50% of the outstanding Capital Stock. The Ownership Limit restricts the IBM Retirement Plan from acquiring additional shares of Capital Stock so long as it exceeds the Ownership Limit, except through stock splits or other pro rata transactions that do not increase its percentage interest in the Company.

     The Board of Directors may waive the Ownership Limit if presented with satisfactory evidence that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the holders of Capital Stock determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a Company. If shares of Common Stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

     The Certificate further provides that upon a transfer or other event that results in a person owning (either directly or by virtue of the applicable attribution rules) Capital Stock in excess of the applicable Ownership Limit ("Excess Shares"), such person (a "Prohibited Owner") will not acquire or retain any rights or beneficial economic interest in such Excess Shares. Rather, the Excess Shares will be automatically transferred to a person or entity unaffiliated with and designated by the Company to serve as trustee (the "Trustee") of a trust for the exclusive benefit of a charitable beneficiary (the "Beneficiary") to be designated by the Company within five
(5) days after the discovery of the transaction which created the Excess Shares. The Trustee shall have the exclusive right to designate a person who may acquire the Excess Shares without violating the applicable ownership restrictions (a "Permitted Transferee") to acquire all of the shares held by the Trust. The Permitted Transferee must pay the Trustee an amount equal to the fair market value (determined at the time of transfer to the Permitted Transferee) for the Excess Shares. The Trustee shall pay to the Prohibited Owner the lesser of: a) the value of the shares at the time they became Excess Shares and b) the price received by the Trustee from the sale of the Excess Shares to the Permitted Transferee. The excess of: a) the sale proceeds from the transfer to the Permitted Transferee over b) the amount paid to the Prohibited Owner, if any, in addition to any dividends paid with respect to the Excess Shares will be distributed to the Beneficiary.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Certificate. Amendments to the Certificate require the affirmative vote of holders owning a majority of the outstanding Capital Stock. In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

        All certificates representing Capital Stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 7.5% of the outstanding Capital Stock must file an affidavit with the Company containing the information specified in the Certificate within 30 days after January I of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency. United States Treasury Regulations (the "Regulations") currently require that the Company annually send written statements requesting information as to the actual ownership of the Capital Stock from each record holder of more than 1% of the Company's outstanding Capital Stock. Depending upon the number of record holders of the Capital Stock, the reporting threshold required by the Regulations can fall as low as .5%. Record holders that fail to submit a written statement in response to the request required by the Regulations are required to attach to their federal income tax returns specified information regarding the actual ownership of shares of Capital Stock of which they are the record holder.

LIMITATION OF LIABILITY OF DIRECTORS

     The Certificate provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the Delaware General Corporation Law ("DGCL") or (iv) for any transaction from which the director derived an improper personal benefit.

     While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Certificate described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

INDEMNIFICATION AGREEMENTS

     The Company has entered into indemnification agreements with each of its officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements, and cover officers and directors under the Company's directors' and officers' liability insurance. Although the form of the indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Company's Certificate and Bylaws, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by stockholders to eliminate the rights it provides.

DELAWARE ANTI-TAKEOVER STATUTE

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section
203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock 'nerd by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

                        SUMMARY OF PARTNERSHIP AGREEMENT

     The following summary of the partnership agreement of the Operating Partnership is qualified by reference to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended (the "Partnership Agreement"), which has been previously filed with the Commission, and the foregoing is incorporated herein by reference.

MANAGEMENT AND OPERATIONS

     The Operating Partnership is a Delaware limited partnership which is, pursuant to the Partnership Agreement, required to be operated in a manner that will enable the Company to continue to satisfy the requirements for being classified as a REIT and to avoid any Federal income tax liability. The Partnership Agreement provides that the net operating cash revenues of the Operating Partnership, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by the Company, in its capacity as the sole general partner of the Operating Partnership (but not less frequently than quarterly), pro rata in accordance with the partners' percentage interests.

     Generally, pursuant to the Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, has exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, and the Limited Partners have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership. However, certain decisions, including those to amend the Partnership Agreement (other than in connection with the admission of additional Limited Partners) or terminate the Partnership Agreement, to make a general assignment for the benefit of creditors, to take title to any property other than in the name of the Operating Partnership or a subsidiary partnership, to institute any proceeding for bankruptcy or to be dissolved would require the consent of a majority in interest of the Limited Partners. In addition, without the written consent of a Limited Partner, the Partnership Agreement may not be amended to materially adversely affect such Limited Partner's rights to distributions or allocations except in connection with the admission of additional Limited Partners or unless such amendment affects the existing Limited Partners who are Bucksbaums in the same manner on a Unit-for-Unit basis.

     The Partnership Agreement does not contemplate holding partnership meetings but limited partners are given notice of and are welcome to attend annual and special meetings of the Company's stockholders

See "--Preferred Units."

TRANSFERABILITY OF INTERESTS

     The Partnership Agreement provides that the Company may not voluntarily withdraw from the Operating Partnership, or transfer or assign its interest in the Operating Partnership, without the consent of a majority in interest of the Limited Partners. The Operating Partnership and the Contributor entered into a Pledge Agreement, dated June 19, 1997 (the "Pledge Agreement") in connection with the consummation of the Southlake Acquisition, which prohibits the sale, assignment or other transfer of certain of Units received by Contributors unless collateral is substituted in place of the secured Units. Subject to the terms of the Pledge Agreement, the Contributor, as a Limited Partner, may transfer its interest in the Operating Partnership at any time to a transferee; provided that such transferee assumes all obligations of the transferor Limited Partner and provided further that such transfer does not cause a termination of the Operating Partnership for Federal income tax purposes, does not cause the Company to cease to comply with requirements under the Code for qualification as a REIT and satisfies certain other general requirements specified in the Partnership Agreement.

BUCKSBAUM RIGHTS

     Pursuant to the terms of the Rights Agreement, dated as of July 27, 1993 (the "Rights Agreement"), the Bucksbaums currently hold certain rights (the "Bucksbaum Rights") granted to them in connection with the Company's initial public offering, which enable them to convert a portion of their interest in the Operating Partnership into shares of Common Stock (the "Exchange Component") and to sell their remaining partnership interest to the Company (the "Sale Component"). The Exchange Component enables the Bucksbaums to exchange a portion of their interest in the Operating Partnership for shares of Common Stock until they own up to 25% of the outstanding Common Stock. The Sale Component enables the Bucksbaums to sell all or a portion of their remaining interest in the Operating Partnership to the Company for cash or Common Stock, or a combination thereof, at the Company's election. The Sale Component can only be exercised if the Bucksbaums already own 25% or more of the outstanding Common Stock.

     The Bucksbaum Rights may be exercised by the Bucksbaums from time to time (although only once during any calendar year), in whole or in part, subject to the limitations that in any calendar year the Sale Component may be exercised only with respect to one-fourth of the percentage interest in the Partnership held by the Bucksbaums immediately after the Exchange Component is fully exercised.

The Bucksbaum Rights expire on April 16, 2023 if not exercised prior to that date.

CAPITAL CONTRIBUTIONS

     The Partnership Agreement provides that if the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowings or capital contributions, the Company may borrow such funds from a financial institution or other lender and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. As an alternative to borrowing funds required by the Operating Partnership, the REIT may raise such funds through the sale of shares of Common Stock and contribute the amount of such required funds as an additional capital contribution to the Operating Partnership. In such event, the Company generally will receive additional Units equal to the number of shares of Common Stock that are sold by the Company. Conversely, the partnership interests of the Limited Partners will be decreased on a proportionate basis in the event of additional capital contributions by the Company. See "--Preferred Units."

TAX MATTERS

     Pursuant to the Partnership Agreement, the Company is the tax matters partner of the Operating Partnership and, as such, has authority to make tax elections under the Code on behalf of the Operating Partnership.

     The net income or net loss of the Operating Partnership will generally be allocated to the Company and the Limited Partners in accordance with their percentage interests, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the regulations promulgated thereunder and the terms of the Preferred Units.

DUTIES AND CONFLICTS

     The Partnership Agreement provides that all business activities of the Company, including all activities pertaining to the acquisition and operation of shopping center properties, must be conducted through the Operating Partnership (excluding direct interests of up to 1% in subsidiaries of the Operating Partnership that are owned by the Company or subsidiaries thereof). The Partnership Agreement prohibits the Company from borrowing for the purpose of making a distribution to stockholders except if it arranges such borrowing through the Operating Partnership.

     Pursuant to the Partnership Agreement, the Bucksbaums cannot acquire interests in shopping center properties or vacant land suitable for development as a shopping center for a specified period of time. The Partnership Agreement permits the Bucksbaums to own less than 5% of any publicly traded entity (or any subsidiary thereof) which invests in retail malls, provided that neither Matthew Bucksbaum nor John Bucksbaum is actively involved in the management of such entity by virtue of any such investment.

Term

     The Operating Partnership will continue in full force and effect until December 31, 2050, or until sooner dissolved upon the withdrawal, bankruptcy, dissolution or termination of the Company (unless a majority in interest of the Limited Partners elect to continue the Operating Partnership), the election of the Company and a majority in interest of the Limited Partners, or the sale or other disposition of all or substantially all the assets of the Operating Partnership.

PREFERRED UNITS

     In connection with the issuance of the Depositary Shares and in order to enable the Company to comply with its obligations in respect of the PIERS, the Partnership Agreement was amended to issue to the Company preferred units of partnership interest (the "Preferred Units") which have rights, preferences and other privileges, including distribution, liquidation, conversion and redemption rights, that mirror those of the PIERS. Accordingly, the Partnership will be required to make all required distributions on the Preferred Units prior to any distribution of cash or assets to the holders of other partnership interests in the Partnership, including the holders of Units.

                              REDEMPTION OF UNITS

GENERAL

     Each Limited Partner who is a party to the Redemption Rights Agreement or a permitted assignee thereunder may, subject to certain limitations, require that the Operating Partnership redeem such Limited Partner's Units, by delivering a notice to the Operating Partnership. Such rights are described in the Redemption Rights Agreement which was executed and delivered in connection with the Southlake Acquisition. The summary of the terms of the Redemption Rights Agreement set forth below does not purport to be complete and is subject to and qualified by reference to the Redemption Rights Agreement. Subject to the rights of the Company described in the next paragraph, upon redemption, such Limited Partner will receive, with respect to each Unit tendered, cash in an amount equal to the market value of one share of Common Stock of the Company (subject to certain anti-dilution adjustments). The market value of the Common Stock for this purpose will be equal to the average of the closing trading price of the Company's Common Stock on the NYSE (or substitute information, if no such closing price is available) for the five consecutive trading days ending on the date on which a redemption notice is received by the Operating Partnership (or, if such date is not a business day, the first business day thereafter).

     In lieu of the Operating Partnership redeeming Units tendered for redemption, the Company, as the sole general partner of the Operating Partnership, has the right, in its sole and absolute discretion, to elect to assume directly and satisfy the redemption right of a Limited Partner by paying to the redeeming Limited Partner, with respect to each Unit tendered, either (a) the cash amount described in the preceding paragraph or (b) one share of Common Stock of the Company (subject to certain anti-dilution adjustments). The Company anticipates that it generally will elect to directly assume and satisfy any redemption right exercised by such a Limited Partner through the issuance of shares of Common Stock (the Redemption Shares) pursuant to this Prospectus, whereupon the Company will acquire the Units being redeemed and will become the owner of such Units. However, there can be no assurance that the Company will make such election in any particular case. With each exchange of Units for shares of Common Stock or cash, the Company's ownership interest in the Operating Partnership will increase. Such an acquisition by the Company will be treated as a sale by the redeeming Limited Partner of such Units to the Company for Federal income tax purposes. See "--Tax Consequences of Redemption" below. Upon redemption, such Limited Partner's right to receive distributions with respect to the Units redeemed will cease (but if such right is exchanged for Redemption Shares, the Limited Partner will have rights as a stockholder of the Company from the time of its acquisition of the Redemption Shares), and if all of its Units are redeemed, such Limited Partner will have withdrawn as a partner of the Operating Partnership and will no longer be a party to the Partnership Agreement.

     Each redeeming Limited Partner must notify the Operating Partnership of such Limited Partner's desire to require the Operating Partnership to redeem Units by sending a notice in accordance with the terms of the Redemption Rights Agreement. A Limited Partner must request the redemption of at least 1000 Units (or all of the Units held by such holder, if such Limited Partner owns fewer than 1000 Units). The redemption will occur within 30 days following the Operating Partnership's receipt of the notice and related documentation required by the Redemption Rights Agreement, except that no redemption can occur if the delivery of Redemption Shares would be prohibited under the provisions of the Certificate designed to protect the Company's qualification as a REIT.

TAX CONSEQUENCES OF REDEMPTION

     See "Certain Federal Income Tax Considerations" which summarizes certain federal income tax considerations that may be relevant to a Limited Partner who exercises such Limited Partner's right to require the redemption of such Limited Partner's Units in accordance with the terms of the Redemption Rights Agreement. Because the specific tax consequences to a redeeming Limited Partner will depend upon the specif specific circumstances of that Limited Partner, each Limited Partner considering exercising its redemption right is strongly urged to consult such Limited Partner's own tax advisor regarding the specific federal, state, and local tax consequences to such Limited Partner of the exercise of his or her redemption rights.

POTENTIAL CHANGE IN INVESTMENT UPON REDEMPTION OF UNITS

     If a Limited Partner exercises the right to require the redemption of such Limited Partner's Units pursuant to the Redemption Rights Agreement, such Limited Partner may receive cash or Redemption Shares in exchange for such Units. If a Limited Partner receives cash, the Limited Partner will no longer have any interest in the Operating Partnership or the Company and will not benefit from any subsequent increases in the share price of the Common Stock and will not receive any future distributions from the Operating Partnership or the Company (unless the Limited Partner currently owns or acquires in the future additional Units or shares of Common Stock). If a Limited Partner receives Redemption Shares, the Limited Partner will become a stockholder of the Company rather than a holder of Units in the Operating Partnership. See "Comparison of Ownership of Units and Shares of Common Stock."

REGISTRATION OF SHARES

     The Company has registered the Redemption Shares under the Securities Act to satisfy its registration obligations under the Redemption Rights Agreement. Under the Redemption Rights Agreement, the Company is required to prepare and file with the Commission such amendments and supplements to the Registration Statement (of which this Prospectus is a part) and to this Prospectus, as may be necessary to keep the Registration Statement effective, generally during the term in which the Registration Rights exist for the Redemption Shares, as discussed below, and to comply with the provisions of the Securities Act. See "Plan of Distribution."

     Pursuant to the Redemption Rights Agreement, the Company has agreed to pay all expenses of effecting the above-described registration of the Redemption Shares under the Securities Act prior to June 19, 2003. The Limited Partners who are parties to the Redemption Rights Agreement have agreed severally, in proportion to the number of Units held by them at such time in relation to the total number of shares of Common Stock covered by the Registration Statement, to reimburse the Company for registration expenses which are incurred thereafter.

     If the Company does not maintain the above-described registration statement in accordance with the terms of the Redemption Rights Agreement, the Company generally shall not have the right to deliver shares of Common Stock (i.e., Redemption Shares) in consideration for tendered Units during the time when such registration statement is not so effective.

        COMPARISON OF OWNERSHIP OF UNITS AND SHARES OF COMMON STOCK

     Although the nature of an investment in shares of Common Stock of the Company is substantially equivalent economically to an investment in Units in the Operating Partnership, there are certain differences between ownership of Units and ownership of shares of Common Stock, some of which may be material to investors.

     The information below highlights a number of the significant differences between the Operating Partnership and the Company and compares certain legal rights associated with the ownership of Units and Common Stock. These comparisons are intended to assist Limited Partners of the Operating Partnership in understanding how their investment will be changed if their Units are redeemed for Common Stock. THIS DISCUSSION IS SUMMARY IN NATURE AND DOES NOT CONSTITUTE A COMPLETE DISCUSSION OF THESE MATTERS. HOLDERS OF UNITS SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS AND THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART FOR ADDITIONAL IMPORTANT INFORMATION ABOUT THE COMPANY.

FORM OF ORGANIZATION AND ASSETS OWNED

     The Operating Partnership is organized as a Delaware limited partnership. The Company is a Delaware corporation. The Company has elected to be taxed as a REIT under the Code. and intends to maintain its qualification as a REIT.

LENGTH OF INVESTMENT

     The Operating Partnership has a stated termination date of December 31, 2050, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and intends to continue its operations for an indefinite time period.

ADDITIONAL EQUITY

     The Operating Partnership is authorized to issue additional Units from time to time, as determined by the Company as its general partner, in exchange for contributions of cash or property to the Operating Partnership. The Operating Partnership may issue additional Units to the Company, generally as long as such Units are issued in connection with a comparable issuance of shares of capital stock of the Company and proceeds raised in connection with the issuance of such shares are contributed by the Company to the Operating Partnership.

     The Board of Directors of the Company may authorize the issuance, in its discretion, of additional equity securities consisting of Common Stock or Preferred Stock; provided that the total number of shares issued does not exceed the number of authorized shares of Capital Stock set forth in the Certificate. As long as the Operating Partnership is in existence, the proceeds of all equity capital raised by the Company generally will be contributed to the Operating Partnership in exchange for Units in the Operating Partnership.

MANAGEMENT AND CONTROL

     Generally, pursuant to the Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, has exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, and the Limited Partners have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership. However, certain decisions, including those to amend the Partnership Agreement (other than in connection with the admission of additional Limited Partners) or terminate the Partnership Agreement, to make a general assignment for the benefit of creditors, to take title to any property other than in the name of the Operating Partnership or a subsidiary thereof, to institute any proceeding for bankruptcy or to be dissolved would require the consent of a majority in interest of the Limited Partners. In addition, without the written consent of a Limited Partner, the Partnership Agreement may not be amended to materially adversely affect such Limited Partner's rights to distributions or allocations except in connection with the admission of additional Limited Partners or unless such amendment affects the existing Limited Partners who are Bucksbaums in the same manner on a Unit-for-Unit basis.

     The Board of Directors of the Company has exclusive control over the Company's business and affairs subject only to the restrictions in the Certificate and Bylaws and the Partnership Agreement. At each annual meeting of the stockholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without a vote of the stockholders. Accordingly, except for their vote in the elections of directors, stockholders have no control over the ordinary business policies of the Company. The Board of Directors cannot change the Company's policy of maintaining its status as a REIT, however, without the approval of holders of a majority of the outstanding shares of capital stock entitled to vote on such matter.

FIDUCIARY DUTIES

     Under Delaware law, the general partner of the Operating Partnership is accountable to the Operating Partnership as a fiduciary and, consequently, is required to exercise good faith in all of its dealings with respect to partnership affairs. The Partnership Agreement provides, however, that the general partner is not liable for monetary damages for losses sustained or liabilities incurred as a result of the general partner's acts or omissions, provided that the general partner has acted in good faith and in the belief that any such act or omission was in the best interests of the Operating Partnership and, provided further, that the general partner was not guilty of fraud, misconduct or gross negligence.

     Under Delaware law, the Company's directors must perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the Company and with the care of an ordinarily prudent person in a like position. Directors of the Company who act in such a manner generally will not be liable to the Company or its stockholders for monetary damages arising from their activities.

MANAGEMENT LIABILITY AND INDEMNIFICATION

     As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the Operating Partnership unless limitations upon such liability are stated in the document or instrument evidencing the obligation. Under the Partnership Agreement, the Operating Partnership has agreed to indemnify the general partner and its "affiliates," as defined in the Partnership Agreement, and any individual acting on their behalf, from and against all losses, damages, claims or liabilities, including, but not limited to, reasonable attorneys' fees and expenses, incurred in connection with any actions relating to the operations of the Operating Partnership in which the general partner, its affiliates, or any individual acting on their behalf is involved, to the fullest extent permitted by Delaware law (including any procedures set forth therein regarding advancement of expenses to such indemnified party).

     The Certificate provides that a director of the Company will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company has entered into indemnification agreements with each of its officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements, and cover officers and directors under the Company's directors' and officers' liability insurance. Although the form of the indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Company's Certificate and Bylaws, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by stockholders to eliminate the rights it provides.

ANTITAKEOVER PROVISIONS

     Except in limited circumstances, the general partner of the Operating Partnership has exclusive management power over the business and affairs of the Operating Partnership. The general partner may not voluntarily withdraw from the Operating Partnership, or transfer or assign its interest in the Operating Partnership, without the consent of a majority in interest of the Limited Partners, and other than as expressly provided in the Partnership Agreement, no Limited Partner may withdraw from the Operating Partnership without the prior written consent of the general partner.

     The Certificate and Bylaws of the Company contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. These provisions include, among others: (1) a staggered Board of Directors;
(2) authorized capital stock that may be issued as Preferred Stock in the discretion of the Board of Directors, with superior voting rights to the Common Stock; (3) a requirement that directors may be removed only for cause and only by a vote of holders of at least 75% of the outstanding Common Stock; and (4) provisions designed to avoid concentration of share ownership in a manner that would jeopardize the Company's status as a REIT under the Code. In addition, the Company is subject to Section 203 of the DGCL which provides that, subject to certain exceptions, no Delaware corporation may engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

VOTING RIGHTS

     Under the Partnership Agreement, the Limited Partners have voting rights only with respect to certain limited matters, including dissolution of the Operating Partnership, amendments to the Partnership Agreement (other than to reflect the admission of additional Limited Partners), making a general assignment for the benefit of creditors, taking title to any personal or real property other than in the name of the Operating Partnership or a subsidiary thereof, and instituting any proceeding for bankruptcy on behalf of the Operating Partnership. All matters submitted to a vote of Limited Partners require the affirmative vote of a majority in interest of the Limited Partners. Otherwise, all decisions relating to the operation and management of the Operating Partnership are made by the Company, as general partner.

     The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. One class of directors is elected by the stockholders at each annual meeting of the Company. Delaware law requires that certain major corporate transactions, including most amendments to a corporation's certificate of incorporation, may not be consummated without the approval of stockholders. All shares of Common Stock have one vote, and the Company's Certificate permits the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock. The PIERS have voting rights under certain circumstances. See "Capital Stock - Description of PIERS and Depositary Shares" above.

AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE CERTIFICATE OF INCORPORATION

     The general partner of the Operating Partnership may not, without the written consent of a majority in interest of the Limited Partners, amend or modify the Partnership Agreement other than to reflect the admission of additional Limited Partners.

     Amendments to the Company's Certificate must be approved by a majority of the Board of Directors and by the vote of at least majority of the votes entitled to be cast at a meeting of stockholders.

VOTE REQUIRED TO DISSOLVE THE OPERATING PARTNERSHIP OR THE COMPANY

     The general partner of the Operating Partnership may elect to dissolve the Partnership upon making a written election to that effect with the written consent of a majority in interest of the Limited Partners.

     Under Delaware law, the Board of Directors must obtain approval of holders of at least a majority of the outstanding capital stock in order to dissolve the Company.

COMPENSATION, FEES AND DISTRIBUTIONS

     The general partner does not receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the general partner has the right to receive allocations and distributions from the Operating Partnership, in respect of the Preferred Units and otherwise pro rata in accordance with its percentage interest in the Operating Partnership. In addition, the Operating Partnership reimburses the general partner for all expenses incurred relating to the ongoing operation of the Operating Partnership.

The directors and officers of the Company receive compensation for their services.

LIABILITY OF INVESTORS

     Under the Partnership Agreement and applicable state law, the liability of the Limited Partners for the Operating Partnership's debts and obligations is generally limited to the amount of their investment the Operating Partnership.

Under Delaware law, stockholders are not personally liable for the debts or obligations of the Company.

POTENTIAL DILUTION OF RIGHTS

     The general partner of the Operating Partnership is authorized to cause the Operating Partnership to issue additional Units from time to time in exchange for contributions of cash or property to the Operating Partnership. The issuance of additional Units may result in the dilution of the interests of the Limited Partners.

     The Company's Board of Directors may issue, in its discretion, additional shares of Common Stock and has the authority to issue from the authorized Capital Stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time of issuance. The issuance of additional shares of either Common Stock or other similar equity securities may result in the dilution of the interests of the stockholders. See "Summary of Partnership Agreement--Preferred Units."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

TAX TREATMENT OF REDEMPTION OF UNITS

     THE EXERCISE BY A LIMITED PARTNER OF SUCH LIMITED PARTNER'S RIGHT TO REQUIRE THE REDEMPTION OF ALL OR A PORTION OF SUCH LIMITED PARTNER'S UNITS PURSUANT TO THE REDEMPTION RIGHTS AGREEMENT WILL BE TREATED AS A TAXABLE TRANSACTION FOR FEDERAL INCOME TAX PURPOSES. It is possible that the amount of gain recognized (or even the tax liability resulting from such gain) could exceed the amount of cash or the value of other property (i.e., Redemption Shares) received upon such exercise. In addition, the ability of a Limited Partner to sell a substantial number of Redemption Shares in order to raise cash to pay tax liabilities associated with redemption of Units may be adversely affected by fluctuations in the market price for the Common Stock, and the price the Limited Partner receives for such shares may not equal the value of such Limited Partner's Units at the time of redemption.

     If the Company assumes and performs the redemption obligation, the Redemption Rights Agreement provides that the redemption will be treated by the Company, the Operating Partnership and the redeeming Limited Partner as a sale of Units by such Limited Partner to the Company at the time of such redemption. In that event, such sale will be fully taxable to the redeeming Limited Partner and such redeeming Limited Partner will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the Common Stock received in the exchange plus the amount of Operating Partnership nonrecourse liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below.

     Although the matter is not free from doubt, if the Company does not elect to assume the obligation to redeem a Limited Partner's Units, the Operating Partnership will be treated as redeeming such Units for cash. If the Operating Partnership redeems Units for cash that the Company contributes to the Operating Partnership to effect such redemption, the redemption likely would be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction. In that event, the redeeming Limited Partner would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of Operating Partnership nonrecourse liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

     If, instead, the Operating Partnership chooses to redeem a Limited Partner's Units for cash that is not contributed by the Company to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that if the Operating Partnership redeems less than all of a Limited Partner's Units, the Limited Partner would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of Operating Partnership nonrecourse liabilities allocable to the redeemed Units, exceeded the Limited Partner's adjusted basis in all of such Limited Partner's Units immediately before the redemption.

TAX TREATMENT OF DISPOSITION OF UNITS BY LIMITED PARTNERS GENERALLY

     If a Unit is redeemed in a manner that is treated as a sale of the Unit, the determination of gain or loss from the sale will be based on the difference between the amount considered realized for tax purposes and the tax basis in such Unit. See "Basis of Units" below. Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (i.e., Redemption Shares) received plus the portion of the Operating Partnership's nonrecourse liabilities allocable to the Unit sold. To the extent that the amount of cash or property received plus the allocable share of the Operating Partnership's nonrecourse liabilities exceeds the Limited Partner's basis for the Unit sold, such Limited Partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of any other property (i.e., Redemption Shares) received upon such sale.

     Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Limited Partner's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

BASIS OF UNITS

     In general, a Limited Partner who was deemed at the time of the Southlake Acquisition to have received its Units upon liquidation of a partnership had an initial tax basis in its Units ("Initial Basis") equal to its basis in its partnership interest at the time of such liquidation. Similarly, in general, a Limited Partner who at the time of the Southlake Acquisition contributed a partnership interest in exchange for its Units had an Initial Basis in the Units equal to its basis in the contributed partnership interest. A Limited Partner's Initial Basis in its Units generally is increased by (a) such Limited Partner's share of Operating Partnership taxable income and (b) increases in its share of liabilities of the Operating Partnership (including any increase in its share of liabilities occurring in connection with the Southlake Acquisition). Generally, such Limited Partner's basis in its Units is decreased (but not below zero) by (i) its share of Operating Partnership distributions, (ii) decreases in its share of liabilities of the Operating Partnership (including any decrease in its share of liabilities occurring in connection with the Southlake Acquisition), (iii) its share of losses of the Operating Partnership, and (iv) its share of nondeductible expenditures of the Operating Partnership that are not chargeable to capital.

POTENTIAL APPLICATION OF THE DISGUISED SALE REGULATIONS TO A REDEMPTION OF
UNITS

     There is a possibility that a redemption of Units issued in the Southlake Acquisition might cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. The Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the ASSUMPTION of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. The Disguised Sale Regulations also provide, however, that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. There can be no assurance that the Internal Revenue Service ("IRS") might not seek to contend that the Disguised Sale Regulations apply here. The IRS could contend that the Southlake Acquisition itself was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment sale reporting under Section 453 of the Code, subject to certain limitations.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS TO HOLDERS OF CAPITAL STOCK

     This section is a summary of certain Federal income tax matters of general application pertaining to REITs and their stockholders under the Code. The discussion is based on current law and does not purport to deal with all aspects of Federal income taxation that may be relevant to investors subject to special treatment under Federal income tax laws, such as investors subject to the Employee Retirement Income Security Act of 1974, as amended, other tax exempt investors, dealers in securities or foreign persons. The provisions of the Code pertaining to REITs are highly technical and complex and sometimes involve mixed questions of fact and law. In addition, this section does not discuss foreign, state or local taxation. Limited Partners who are considering exercising their redemption rights should consult, and must depend on, their own tax advisors regarding the Federal, state, local, foreign and other tax consequences of holding and disposing of the Redemption Shares.

     In the opinion of Neal, Gerber & Eisenberg, tax counsel to the Company, the Company has been organized and operated in a manner that has enabled it to qualify as a REIT under Sections 856 through 859 of the Code, and its proposed method of operation will enable it to continue to so qualify. No assurance can be given, however, that the Company will so qualify or continue to so qualify. The Company's ability to qualify as a REIT under the requirements of the Code and the regulations promulgated thereunder is dependent upon actual operating results.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be a passive investor in operating real estate and to avoid excessive concentration of ownership of its stock. First, its principal activities must be real estate related. Generally, at least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. The Company may not own more than 10% of the outstanding voting securities of any corporation; shares of qualified REITs and of certain wholly owned subsidiaries are exempt from this prohibition. For each taxable year, at least 75% of a REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gains from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and, subject to certain limited exceptions, the REIT may not manage the property or furnish services to residents except through an independent contractor which is paid an arms'-length fee and from which the REIT derives no income.

     For the Company to remain qualified as a REIT, no more than 50% in value of the outstanding Capital Stock, including in some circumstances stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of the Company's taxable year. Accordingly, the Certificate of Incorporation of the Company, as amended, contains provisions restricting the acquisition of shares of Capital Stock. See "Description of Common Stock -- Restrictions on Transfer."

     So long as the Company qualifies for taxation as a REIT and distributes at least 95% of the sum of (a) its REIT taxable income (as computed without regard to net capital gains or the dividends-paid deduction) and (b) its net income (after tax) from foreclosure property for its taxable year to its stockholders annually, the Company itself will not be subject to Federal income tax on that portion of such income distributed to stockholders. The Company will be taxed at regular corporate rates on all income not distributed to stockholders. The Company's policy is to distribute at least 95% of the sum of its REIT taxable income and net income from foreclosure property. REITs may also incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

     In the case of a REIT which is a partner in a partnership, such as the Company, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn the income of the partnership attributable to such share. In addition, for purposes of satisfying the asset and income tests described above, the character of the gross income and assets in the hands of the partnership remains the same when allocated to the REIT. Accordingly, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets. liabilities. and items of income of the Company for purposes of qualifying as a REIT.

     Failure of the Company to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon investors. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause rather than willful neglect and certain other conditions are met. The Company would be subject to Federal income tax at corporate rates on all of its taxable income and would not be able to deduct the dividends paid, which could result in a discontinuation of or substantial reduction in dividends to stockholders. Dividends would also be subject to the regular tax rules applicable to dividends received by stockholders of corporations. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of the Company, the imposition of a substantial Federal income tax liability on the Company attributable to such nonqualifying tax years may adversely affect the Company's ability to pay dividends. In the event that the Company fails to meet certain income tests of the tax law, it may, generally, nonetheless retain its qualification as a REIT if it pays a 100% tax on the amount by which it failed to meet the income tests so long as its failure was due to reasonable cause and not willful neglect. Any such taxes would adversely affect the Company's ability to pay dividends.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As used herein, the term "U.S. Stockholder" means a holder of the Company's stock who, for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as defined in section 7701(a)(30) of the Code have the authority to control all the substantial decisions of such trust.

     As long as the Company qualifies as a REIT, distributions made to its U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taxable to such stockholders as ordinary income. Corporate U.S. Stockholders will not be entitled to the dividends-received deduction with respect to distributions by the Company. Distributions that are designated as capital gain dividends will be taxable to stockholders as mid-term or as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. Subject to certain limitations, such capital gains dividends received by an individual U.S. Stockholder may be eligible for the 20%, 25% or 28% capital gains rates of tax. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions by the Company in excess of its current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's shares, but rather, will be a nontaxable reduction in a stockholder's adjusted basis in such shares to the extent thereof and thereafter will be taxed as capital gain.

     Any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month will be treated as both paid by the Company and received by the stockholder on December 31, of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.

     U.S. Stockholders holding Capital Stock at the close of the Company's taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of the Company's taxable year falls, such amount as the Company may designate in a written notice mailed to its shareholders. The Company may not designate amounts in excess of the Company's undistributed net capital gain for the taxable year. Each U.S. Stockholder required to include such a designated amount in determining such shareholder's long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Company in respect of such undistributed net capital gains. U.S. Stockholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such shareholders. U.S. Stockholders will increase their basis in their Capital Stock by the difference between the amount of such includible gains and the tax deemed paid by the shareholder in respect of such gains.

     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Capital Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Company and gain from the disposition of Capital Stock generally will be treated as investment income for purposes of the investment interest limitations. The Company will notify the stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain. In general, any gain or loss realized upon a taxable disposition of the Capital Stock by a stockholder who is not a dealer in securities will be treated as mid-term capital gain or loss if the Capital Stock has been held for more than one year but not more than 18 months, as long-term capital gain if held for more than 18 months and otherwise as short-term capital gain or loss. Long-term capital gain of an individual U.S. Stockholder with respect to the sale of stock is generally subject to a maximum tax rate of 20% in respect of property held in excess of 18 months and a maximum tax rate of 28% in respect of property held for more than one year but not more than 18 months. However, any loss upon a sale or exchange of Capital Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a mid-term or long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as mid-term or long-term capital gain, as the case may be. All or a portion of any loss realized upon a taxable disposition of the Capital Stock may be disallowed if other shares of the Capital Stock are purchased within 30 days before or after the disposition.

BACKUP WITHHOLDING

     The Company will report to its U.S. Stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder: (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. Stockholders that fail to certify their non-foreign status to the Company. See "--Taxation of Foreign Stockholders."

TAXATION OF PENSION TRUSTS

     One of the requirements for the Company to qualify as a REIT for Federal income tax purposes is that, during the last half of each taxable year, not more than 50% in value of the Company's Capital Stock can be owned by five or fewer individuals (as defined in the Code to include certain entities). For purposes of the "five or fewer" test described above, beneficiaries of a domestic pension trust that owns shares in the Company generally will be treated as owning such shares in proportion to their actuarial interests in the trust. In addition, amounts distributed by the Company to a tax-exempt pension trust generally do not constitute "unrelated business taxable income" ("UBTI") to such trust unless the trust owns more than ten percent of the Capital Stock, in which case a portion of such amounts distributed may be treated as UBTI.

TAXATION OF NON-U.S. SHAREHOLDERS OF THE COMPANY

     The rules governing United States federal income taxation of the ownership and disposition of Capital Stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in Capital Stock, including any reporting requirements.

     Distributions by the Company. Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The

Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless
(i) a lower treaty rate applies and any required form or certification evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income.

     Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the shareholder's Capital Stock, but rather will reduce the adjusted basis of such Capital Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Capital Stock, they will give rise to gain from the sale or exchange of its Capital Stock, the tax treatment of which is described below. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that the Company will be required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Stockholder's United States tax liability, if any, with respect to the distribution.

     Distributions to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless
(i) the investment in the Capital Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests (whether or not designated as a capital gain dividend) will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to U.S. Stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation, as discussed above. The Company is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability.

     Although the law is not entirely clear on the matter, it appears that amounts designated by the Company as undistributed capital gains in respect of shareholders' shares would be treated with respect to Non-U.S. Stockholders in the manner outlined in the preceding two paragraphs for actual distributions by the Company of capital gain dividends. Under that approach, the Non-U.S. Stockholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

     Sale of Capital Stock. Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of Capital Stock generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. The Capital Stock will not constitute a "United States real property interest" so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during the specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. Notwithstanding the foregoing, gain from the sale or exchange of Capital Stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

     The Company believes that it will continue to be a "domestically controlled REIT," and therefore that the sale of Capital Stock will not be subject to taxation under FIRPTA. However, because the Capital Stock is publicly traded, no assurance can be given that the Company will continue to be a "domestically controlled REIT." If the Company fails to qualify as a "domestically controlled REIT," gain arising from the sale or exchange by a Non-U.S. Stockholder of Capital Stock still would not be subject to United States taxation under FIRPTA as a sale of a "United States real property interest," if (i) the Capital Stock (as applicable) is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and (ii) the selling Non-U.S. Stockholder held 5% or less of the value of the outstanding class or series of shares being sold at all times during a specified testing period. If gain on the sale or exchange of Capital Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alterative minimum tax in the case of nonresident alien individuals), and the purchaser of the Capital Stock would be required to withhold and remit to the IRS 10% of the purchase price.

     Backup Withholding Tax and Information Reporting. Backup withholding tax and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends or (iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Capital Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of sale of Capital Stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Capital Stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     The United States Treasury Department has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules. A Non-U.S. Stockholder should consult its own advisor regarding the effect of the new Treasury Regulations.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Redemption Shares to holders of Units tendered for redemption; however, the Company will acquire Units from such holders and thereby increase its interest in the Operating Partnership.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to the issuance by the Company of up to 353,537 Redemption Shares if and to the extent that holders of Units acquired pursuant to the Southlake Acquisition tender such Units for redemption in accordance with the terms of the Redemption Rights Agreement and the Company, in its sole and absolute discretion, elects to issue Redemption Shares in consideration for such Units. The Company has registered the Redemption Shares for sale to provide the holders thereof with freely traceable securities, but registration of such shares does not necessarily mean that any of such shares will be issued by the Company upon redemption of Units or offered or sold by the holders thereof.

     The Company will not receive any cash proceeds from the issuance of the Redemption Shares to holders of Units tendered for redemption; however, it will acquire one Unit (subject to certain anti-dilution adjustments) in exchange for each Redemption Share that the Company issues to holders of Units pursuant to this Prospectus and will thereby increase its share in the Operating Partnership. Consequently, with each redemption by the Company, the Company's interest in the Operating Partnership will increase.
The Redemption Shares will be listed on the NYSE, subject to official notice of issuance.

                                 LEGAL MATTERS

     The validity of the Redemption Shares offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 and the consolidated financial statement schedule as of December 31, 1997 have been incorporated by reference herein from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Statement of Revenues and Certain Expenses of Northbrook Court for the year ended December 31, 1997 has been incorporated by reference herein from the Company's Current Report on Form 8-K/A dated June 2, 1998, all in reliance upon the reports of Coopers & Lybrand L.L.P., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The combined statement of revenues and certain expenses of certain retail properties of MEPC American Holdings Inc., U.K.-American Properties, Inc. and Caledonian Holding Company, Inc. (wholly owned subsidiaries of MEPC plc) for the year ended September 30, 1997 has been incorporated by reference herein from the Company's Current Report on Form 8-K/A dated June 2, 1998 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The combined statement of revenues and certain expenses of the Landmark Mall, Mayfair Complex, The Meadows, Northgate Mall, Oglethorpe Mall and Park City Center for the year ended December 31, 1997 has been incorporated by reference herein from the Company's Current Report on Form 8K/A dated June 2, 1998 in reliance upon the report of Deloitte & Touche, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any broker, dealer or agent. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                    Available Information                2
                    Incorporation of Certain Documents
                    by Reference                         2
                    Forward Looking Statements           3
                    The Company . .                      3
                    Recent Developments                  4
                    Capital Stock . .                    5
                    Summary of Partnership Agreement    10

                    Redemption of Units .. .....        12
                    Comparison of Ownership of Units and
                    Shares of Common Stock .............14
                    Certain Federal Income Tax
                    Considerations ..  .............    18


                    Use of Proceeds ..........          26
                    Plan of Distribution .....          26
                    Legal Matters ....                  26
                    Experts . . .                       26



                                 353,537 Shares


                                 GENERAL GROWTH
                                PROPERTIES, INC.

                                  Common Stock





                                   PROSPECTUS




                                              , 1998

                                    PART 11
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than discounts, concessions and brokerage commissions.

SEC registration fee ..........................................       $ 3,722
Blue sky fees and expenses ....................................           250*
Legal fees and expenses .......................................         5,000*
Accounting fees and expenses ..................................         2,500*
Miscellaneous (including NYSE listing fees)....................         1,528*

          Total ...................................................... 13,000

* Estimated

        The Company will bear all of the foregoing expenses.

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. In its Certificate of Incorporation, the Company has adopted (a) the provisions of Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), which enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit and (b) the provisions of Section 145 of the DGCL, which provide that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorneys' fees) that such officer or director actually and reasonably incurred.

     The Company has entered into indemnification agreements with each of its officers and directors. The indemnification agreements, among other things, require the indemnification of the Company's officers and directors to the fullest extent permitted by law, and require that the Company advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Such indemnification agreements also provide for the indemnification and advance of all expenses incurred by of ricers directors seeking to enforce their rights under the indemnification agreements, and require the Company to cover officers and directors under the Company's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Certificate and the Bylaws, such agreements provide greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights they provide.

ITEM 16. EXHIBITS.

         4.1 Specimen certificate representing Common Stock (incorporated by reference to the Company's Registration Statement on Form Sell (File No. 33-56640), filed on April 6, 1993).
         5.1 Opinion of Neal, Gerber & Eisenberg, counsel for the Company.
         8.1 Tax Opinion of Neal, Gerber & Eisenberg, counsel for the Company.
        23.1 Consent of Coopers & Lybrand L.L.P.
        23.2 Consent of KPMG Peat Marwick LLP
        23.3 Consent of Deloitte and Touche LLP
        23.4 Consent of Neal, Gerber & Eisenberg (included in Exhibit 5.1 and Exhibit 8.1).
        24.1 Powers of Attorney of certain officers and directors of the Company (included on signature page).

Item 17. Undertakings.
        (a)     The undersigned registrant hereby undertakes:
                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                                To include any material information with respect
                to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than insurance payments and the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, "thereunto duly authorized, in the City of Chicago. State of Illinois, on June 29, 1998.

                                                GENERAL GROWTH PROPERTIES, INC.
                                                      (Registrant)

                                                By: /s/ MATTHEW BUCKSBAUM
                                                      Matthew Bucksbaum
                                                Chairman of the Board and
                                                Chief Executive Officer

     We, the undersigned officers and directors of General Growth Properties, Inc., hereby severally constitute Matthew Bucksbaum, Robert Michaels and Bernard Freibaum, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this registration statement, and generally to do all such things in our name and behalf in such capacities to enable General Growth Properties, Inc. to comply with the applicable provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys above, or any of them, to any and all such amendments.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on June 29, 1998, by the following persons in the capacities indicated:

Signature                         Title

/s/ MATTHEW BUCKSBAUM             Chairman of the Board, Chief Executive Officer
  Matthew Bucksbaum               and Director (Principal Executive Officer)


/s/ ROBERT MICHAELS               President and Director
  Robert Michaels

/s/ JOHN BUCKSBAUM                Executive Vice President and Director
  John Bucksbaum

/s/ BERNARD FREIBAUM              Executive Vice President and Chief Financial
  Bernard Freibaum                Officer (Principal Financial and Accounting
                                  Officer)

/s/ ANTHONY DOWNS                 Director
  Anthony Downs

/s/ MORRIS MARK                   Director
     Morris Mark

/s/ BETH STEWART                  Director
     Beth Stewart

/s/ A. LORNE WEIL                 Director
     A. Lorne Well


                                EXHIBIT INDEX







EXHIBIT
  NO.           DESCRIPTION
 4.1            Specimen certificate representing Common Stock (incorporated by reference to the Company's Registration Statement on Form S-ll
                (File No. 33-56640), filed on April 6, 1993).

 5.1            Opinion of Neal, Gerber & Eisenberg, counsel for the Company.

 8.1            Tax Opinion of Neal, Gerber & Eisenberg, counsel for the Company.

23.1            Consent of Coopers & Lybrand L.L.P.

23.2            Consent of KPMG Peat Marwick LLP

23.3            Consent of Deloitte and Touche LLP

23.4            Consent of Neal, Gerber & Eisenberg (included in Exhibit 5.1 and
                Exhibit 8.1).

24.1 Powers of Attorney of certain officers and directors of the Company (included on signature page).
